Exhibit 99.1

Nova Minerals Attending the ThinkEquity Conference In New York on October 30, 2024

Caufield, Australia, October 28, 2024 — Nova Minerals Limited (“Nova” and the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3), a gold and critical minerals exploration stage company focused on advancing the Estelle Gold Project in Alaska, U.S.A., is pleased to advise that our team will be presenting at the ThinkEquity conference in New York, USA, on October 30, 2024. In addition to the conference attendance, the team will also be conducting a road show in New York for US investors this week.

A PDF version of the presentation is attached to this announcement, and a Vrify 3D interactive version of the presentation, which now also includes the 2024 drilling results, can be found on the Company’s website at:

https://novaminerals.com.au/investors/us-investors-3d-vrify-thinkequity-conference-presentation/

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations presentations and videos all available on the Company’s website.

www.novaminerals.com.au

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” contained in our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law..

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196